UNITED STATES                        ----------------------------------
SECURITIES AND EXCHANGE COMMISSION                  OMB APPROVAL
     WASHINGTON, D.C. 20549
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                                              OMB Number:
          FORM 12b-25                         Expires:
                                              Estimated average burden
                                              hours per response
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   NOTIFICATION OF LATE FILING                     SEC FILE NUMBER

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                                                    CUSIP NUMBER

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(Check One):  [x] Form 10-K  [ ] Form 20-F  [ ] Form 11-K
              [ ] Form 10-Q  [ ] Form N-SAR

                     For the Period Ended: January 31, 2003
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[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR


                For the Transition Period Ended:_________________

          Read Instruction Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                         PART I - REGISTRANT INFORMATION

Full Name of Registrant:  BioSpecifics Technologies Corp.
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Former Name if Applicable:  N/A
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Address of Principal Executive Office (Street and number):  35 Wilbur Street
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City, State and Zip Code:  Lynbrook, New York  11563
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

                        PART II - RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     | (a)     The reasons described in reasonable detail in Part III of this
     |         form could not be eliminated without unreasonable effort or
     |         expense;
     |
     | (b)     The subject annual report, semi-annual report, transition report
     |         on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
     |         will be filed on or before the fifteenth calendar day following
[X}  |         the prescribed due date; or the subject quarterly report of
     |         transition report on Form 10-Q, or portion thereof will be filed
     |         on or before the fifth calendar day following the prescribed due
     |         date; and
     |
     | (c)     The accountant's statement or other exhibit required by Rule
     |         12b-25(c) has been attached if applicable.


                              PART III - NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Company's Annual Report on Form 10-KSB will not be filed within the prescribed time period because of unexpected delays in the preparation of the 10-KSB.

                           PART IV - OTHER INFORMATION

         Name and telephone number of person to contact in regard to this notification


          Albert Horcher             516                     593-7000
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            (Name)               (Area Code)             (Telephone Number)


(1) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                           [X] Yes      [ ] No

(2) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                           [X] Yes       [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         For the year ended January 31, 2002, the Company's net loss was approximately ($257,000). For the year ended January 31, 2003, the Company anticipates a net loss of approximately ($3,000,000).

         Net sales recorded during the fiscal years ended January 31, 2003 and 2002 were primarily from deliveries of stockpiled enzyme inventory to the Company's US customer. We depleted the stockpiled enzyme inventory available for use by that customer during the second quarter of the fiscal year ended January 31, 2003, and as a result, net sales were negatively impacted during the remainder of the year, and insufficient to cover expenses.


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

                         BioSpecifics Technologies Corp.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  May 1, 2003                 By:  /s/ Albert Horcher
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                                        Name: Albert Horcher
                                        Title:  Secretary, Treasurer, Principal
                                        Financial and Chief Accounting Officer